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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                           -----

                                  AdStar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00737P 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                               (December 31, 2001)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | X |
                                                                  -----
          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

CUSIP No.   00737P 104
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1.    Names of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      CHESTER L.F. AND JACQUELINE M. PAULSON, AS JOINT TENANTS
--------------------------------------------------------------------------------

2.    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) | |

                                                                       (b) |X|
--------------------------------------------------------------------------------

3.    Sec Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)                              PF, OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


6.    Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------


                       7.  Sole Voting Power                     264,200
Number of              ---------------------------------------------------------
Shares
Beneficially Owned by
Each Reporting Person  8.  Shared Voting Power                 2,023,483
With                   ---------------------------------------------------------


                       9.  Sole Dispositive Power              264,200
                       ---------------------------------------------------------


                       10. Shared Dispositive Power          2,023,483
--------------------------------------------------------------------------------


11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,287,683
--------------------------------------------------------------------------------

12.   Check If the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------


13.   Percent of Class Represented by Amount in Row (11)             26.0%
--------------------------------------------------------------------------------


14.   Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------

CUSIP No.   00737P 104
--------------------------------------------------------------------------------
1.    Names of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      PAULSON CAPITAL CORP.
      IRS NO. 93-05898534
--------------------------------------------------------------------------------

2.    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) | |

                                                                       (b) |X|
--------------------------------------------------------------------------------

3.    Sec Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)                              WC, OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


6.    Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------


                       7.  Sole Voting Power                     2,023,483
Number of              ---------------------------------------------------------
Shares
Beneficially Owned by
Each Reporting Person  8.  Shared Voting Power                           0
With                   ---------------------------------------------------------


                       9.  Sole Dispositive Power                2,023,483
                       ---------------------------------------------------------


                       10. Shared Dispositive Power                      0
--------------------------------------------------------------------------------


11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,023,483
--------------------------------------------------------------------------------

12.   Check If the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------


13.   Percent of Class Represented by Amount in Row (11)             23.3%
--------------------------------------------------------------------------------


14.   Type of Reporting Person (See Instructions)                 BD,CO,HC
--------------------------------------------------------------------------------

Item 1.       Security and Issuer

         This Schedule 13D (this "Schedule") relates to shares of common stock (the "Issuer Common Stock"), of AdStar, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4553 Glencoe Avenue, Suite 325, Marina del Rey, California 90292.

         This Schedule amends the Schedules 13G filed with the Securities and Exchange Commission by each of the Paulsons and Paulson Capital Corp. on or about March 12, 2001.

Item 2.       Identity and Background

         (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended:
(i) Chester L.F. and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons"); and (ii) Paulson Capital Corporation, an Oregon corporation ("PCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation and a registered broker-dealer ("PIC"). The Paulsons and PCC are collectively referred to as the "Reporting Persons."

         Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

         (b) The Paulsons' principal business address is 811 S.W. Naito Parkway, Suite 200, Portland, OR 97204. Each of PCC's and PIC's principal business address is 811 S.W. Naito Parkway, Suite 200, Portland, OR 97204.

         (c) Mr. Paulson is Chairman of the Board of PCC and PIC. Mrs. Paulson is Corporate Secretary/Treasurer of PCC and PIC.

         (d) To the best of their knowledge, during the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) To the best of their knowledge, during the last five years none of the Reporting Persons has been a party to a civil proceeding of a jurisdiction or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Paulsons are citizens of the United States of America, and PCC and PIC are organized under the laws of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration

         Between December 1999 and July 2001 and in exchange for approximately $591,800, Mr. Paulson acquired 180,000 shares of Issuer Common Stock and warrants to purchase 50,000 shares of Issuer Common Stock, in each case through open market purchases. On December 16, 1999 and in exchange for services related to the Issuer's initial public offering, Mr. Paulson received underwriter warrants consisting of units to purchase 9,000 shares of Issuer Common Stock and warrants to purchase 9,000 shares of Issuer Common Stock. On September 20, 2000 and in exchange for services related to a public offering by the Issuer, Mr. Paulson received underwriter warrants consisting of units to purchase 16,200 shares of Issuer Common Stock.

         Between December 1999 and December 2001, PIC acquired 255,000 shares of Issuer Common Stock and warrants to purchase 80,000 shares of Issuer Common Stock, in each case through open market purchases. On December 16, 1999 and in exchange for services related to the Issuer's initial public offering, PIC received underwriter warrants consisting of units to purchase 60,500 shares of Issuer Common Stock and warrants to purchase 60,500 shares of Issuer Common Stock. On September 20, 2000 and in exchange for services related to a public offering by the Issuer, PIC received underwriter warrants consisting of units to purchase 149,000 shares of Issuer Common Stock. On February 16, 2001, PCC converted the entire amount ($1,186,965.33) of a promissory note payable by the Issuer into 593,483 shares of Issuer Common Stock at a conversion rate of $2.00 per share. On April 4, 2001 and in exchange for $100,000, PIC purchased units consisting of 200,000 shares of Issuer Common Stock and warrants to purchase 100,000 shares of Issuer Common Stock in a private transaction directly from the Issuer. On June 5, 2001 and in exchange for $267,500, PIC purchased warrants to purchase 250,000 shares of Issuer Common Stock in a private transaction. On December 28, 2001 and in exchange for $123,750, PIC purchased 275,000 shares of Issuer Common Stock in a private transaction directly from the Issuer.

Item 4.       Purpose of Transaction

         The Reporting Persons acquired shares of Common Stock for investment purposes. The Reporting Persons have no existing plans or proposals that include or may result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) a material change in the present capitalization or dividend policy of the Company, (f) any other material changes in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company by any person, or (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system, (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to the foregoing actions.

Item 5.       Interest in Securities of the Issuer

         (a) (i) Mr. Paulson directly beneficially owns (i) 180,000 shares of Issuer Common Stock; (ii) warrants to purchase 84,200 shares of Common Stock. Through their relationship with PCC and PIC, the Paulsons may be deemed to beneficially own the Common Stock, underwriter warrants and warrants to purchase Issuer Common Stock that are directly beneficially owned by each of PCC and PIC. Mr. Paulson's direct beneficial ownership, together with the shares that the Paulsons may be deemed to beneficially own through their relationship with PCC and PIC, constitutes 26.0% of the 7,997,774 shares of Common Stock outstanding as of January 18, 2002, as reported in the Issuer's Form S-3 filed with the SEC on January 24, 2002.

         Pursuant to Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of: (i) the 593,483 shares of Common Stock of which PCC is the record owner; (ii) the 730,000 shares of Common Stock of which PCC is the record owner; and (iii) the underwriter warrants and warrants to purchase 700,000 shares of Common Stock of which PIC is the record owner.

             (ii) PCC directly beneficially owns 593,483 shares of Common Stock. PIC directly beneficially owns (i) 730,000 shares of Common Stock; (ii) underwriter warrants and warrants to purchase 700,000 shares of Common Stock. Because PCC directly wholly owns PIC, it may be deemed to beneficially own the Common Stock and underwriter warrants and warrants to purchase Common Stock that are directly beneficially owned by PIC. PCC's direct and indirect beneficial ownership constitutes 23.3% of the 7,997,774 shares of Common Stock outstanding as of January 18, 2002, as reported in the Issuer's Form S-3 filed with the SEC on January 24, 2002.

         (b) (i) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to vote or direct the vote of 264,200 shares. Of the total amount of shares directly or indirectly beneficially owned by PCC, PCC has sole power to vote or direct the vote of 2,023,483 shares.

             (ii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to vote or direct the vote of 2,023,483 shares.

             (iii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to dispose or direct the disposition of 264,200 shares. Of the total amount of shares directly or indirectly beneficially owned by PCC, PCC has sole power to dispose or direct the disposition of 2,023,483 shares.

             (iv) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to dispose or direct the disposition 2,023,483 shares.

         (c) There have been no transactions in the shares of Common Stock effected by any of the Reporting Persons during the last sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Persons have entered into a Joint Filing and Consent Agreement dated as of April 3, 2002. Pursuant to such agreement, each member of the Reporting Persons has agreed to file jointly file and update reports pursuant to Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended ("Section 13 Reports") with respect to the Common Stock.

Item 7.       Material to be Filed as Exhibits

              Exhibit 1.    Joint Filing Agreement dated as of April 3,
                            2002, by and among Paulson Capital Corp., Paulson Investment Company, Chester L.F. Paulson and Jacqueline M. Paulson

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             PAULSON CAPITAL CORP.


Dated:  April 3, 2002                      /s/CHESTER L.F. PAULSON
                                             -----------------------------------
                                             By:  Chester L.F. Paulson
                                             Its:  Chairman of the Board


Dated:  April 3, 2002                      /s/CHESTER L.F. PAULSON
                                             -----------------------------------
                                             Chester L.F. Paulson, individually


Dated:  April 3, 2002                      /s/JACQUELINE M. PAULSON
                                             -----------------------------------
                                             Jacqueline M. Paulson, individually

EXHIBIT INDEX


             Exhibit No.                          Description
             -----------                          -----------

             Exhibit 1. Joint Filing Agreement dated as of April 3, 2002, between Paulson Capital Corp., Paulson Investment Company, Chester L.F. Paulson and Jacqueline M. Paulson.

Exhibit 1

                             JOINT FILING AGREEMENT

         The undersigned and each other person executing this Joint Filing Agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D or Schedule 13G in accordance with the Securities Exchange Act of 1934 and the regulations promulgated thereunder and such schedule is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D or Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; provided, however, that none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

         DATED:  April 3, 2002             PAULSON CAPITAL CORP.

                                           /s/CHESTER L.F. PAULSON
                                           -----------------------------
                                           By:  Chester L.F. Paulson
                                           Its:   Chairman of the Board

                                           PAULSON INVESTMENT COMPANY, INC.

                                           /s/CHESTER L.F. PAULSON
                                           -----------------------------
                                           By: Chester L.F. Paulson
                                           Its:  Chairman of the Board

                                           /s/CHESTER L.F. PAULSON
                                           -----------------------------
                                           Chester L.F. Paulson, an individual

                                           /s/JACQUELINE M. PAULSON
                                           -----------------------------
                                           Jacqueline M. Paulson, an individual